SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549



                               FORM 11-K


                Annual Report Pursuant to Section 15(d)
                of the Securities Exchange Act of 1934


                 For the year ended December 31, 1993

                     Commission file number 1-7911


        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  JAMES RIVER CORPORATION OF VIRGINIA
                          STOCK PURCHASE PLAN


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  JAMES RIVER CORPORATION OF VIRGINIA
             120 Tredegar Street, Richmond, Virginia 23219

                  JAMES RIVER CORPORATION OF VIRGINIA
                          STOCK PURCHASE PLAN
  INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES, AND EXHIBITS
                              __________

                                                              Pages
Report of independent accountants                               3
Financial statements:
     Statements  of  net assets available for  benefits,
       with fund information as of December 31, 1993 and
       1992                                                    4-5
     Statement  of  changes in net assets available  for
       benefits,  with  fund information  for  the  year
       ended December 31, 1993                                  6
     Notes to financial statements                             7-15
Supplemental schedules:
     Assets  held for investment purposes as of December
       31, 1993                                                 16
     Party-in-interest transactions for the  year  ended
       December 31, 1993                                        *
     Obligations in default for the year ended  December
       31, 1993                                                 *
     Leases  in default for the year ended December  31,
       1993                                                     *
     Reportable transactions for the year ended December
       31, 1993                                                 17
Exhibits to Annual Report on Form 11-K                          18
Signatures                                                      19
__________
     *  There were no such transactions during the period specified.

                   REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
James River Corporation of Virginia:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the James River Corporation of Virginia Stock Purchase Plan (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In  our  opinion,  the financial statements referred to  above  present fairly, in all material respects, the net assets available for benefits, with fund information, of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits, with fund information, for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information, and the statement of changes in net assets available for benefits, with fund information, is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   COOPERS & LYBRAND

Richmond, Virginia
June 20, 1994

             JAMES RIVER CORPORATION OF VIRGINIA STOCK PURCHASE PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1993

                                                      Fund Information
                                          James River      Fixed
                                          Common Stock     Income
                                           Investment    Investment     Loans to
                 ASSETS                       Fund          Fund      Participants        Total
Cash equivalents                           $4,001,866      $945,097                     $4,946,963
Accrued interest receivable                     3,477        50,644                         54,121

Investments, at fair value:
  Investment in Common Stock              245,385,352                                  245,385,352
  Investment in guaranteed interest                       1,795,247                      1,795,247
    contracts
  Investment in common trust fund                         7,499,531                      7,499,531
  Loans receivable from participants          522,035                  $13,771,253      14,293,288

      Total investments                   245,907,387     9,294,778     13,771,253     268,973,418

        Total assets                      249,912,730    10,290,519     13,771,253     273,974,502

              LIABILITIES

Due to participants for loans                 457,135                     (457,135 )             0
Fund transfers in transit                     178,293      (178,293)                             0
Other liabilities                             897,831                                      897,831

      Total liabilities                     1,533,259      (178,293)      (457,135)        897,831

Net assets available for benefits        $248,379,471   $10,468,812    $14,228,388    $273,076,671

   The accompanying notes are an integral part of these financial statements.

             JAMES RIVER CORPORATION OF VIRGINIA STOCK PURCHASE PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1992

                                                    Fund Information
                                         James River      Fixed
                                        Common Stock     Income
                                         Investment    Investment     Loans to
                ASSETS                      Fund          Fund      Participants      Total
Cash equivalents                          $3,786,540     $34,311                    $3,820,851
Accrued interest receivable                    3,815      58,425                        62,240

Investments, at fair value:
  Investment in Common Stock             216,227,778                               216,227,778
  Investment in guaranteed interest                    3,578,087                     3,578,087
    contracts
  Investment in common trust fund                      5,816,207                     5,816,207
  Loans receivable from participants         378,195                $11,097,514     11,475,709

      Total investments                  216,605,973   9,394,294     11,097,514    237,097,781

        Total assets                     220,396,328   9,487,030     11,097,514    240,980,872

              LIABILITIES

Accounts payable for purchases of          2,013,876                                 2,013,876
  Common Stock
Due to participants for loans                318,395                   (318,395)             0
Payable to participants for withdrawals    2,028,355     340,976         50,969      2,420,300
Fund transfers in transit                    122,723    (122,723)                            0
Other liabilities                            825,600                                   825,600

      Total liabilities                    5,308,949     218,253       (267,426)     5,259,776

Net assets available for benefits       $215,087,379  $9,268,777    $11,364,940   $235,721,096

   The accompanying notes are an integral part of these financial statements.

             JAMES RIVER CORPORATION OF VIRGINIA STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      for the year ended December 31, 1993
                                                          Fund Information
                                                James River     Fixed
                                               Common Stock    Income      Loans to
                                                Investment   Investment  Participants        Total
                                                   Fund         Fund
Additions to net assets attributable to:
  Investment income:
    Cash dividends on Common Stock              $7,380,527                                $7,380,527
    Interest on guaranteed investment                          $229,674                      229,674
      contracts
    Interest on common trust fund                               413,876                      413,876
    Interest on cash equivalents                    35,072        2,644                       37,716
    Interest on loans to participants              821,409                                   821,409
      Total investment income                    8,237,008      646,194                    8,883,202
  Net appreciation in fair value of investment   8,402,697                                 8,402,697
    in Common Stock
  Contributions and deposits:
    Deposits by participating employees         30,184,655                                30,184,655
    Contributions by employer, before           16,435,771                                16,435,771
      reduction for forfeitures
    Refund of contributions related to highly     (977,279)     (22,655)                    (999,934)
      compensated employees
        Total contributions and deposits        45,643,147      (22,655)                  45,620,492
          Total additions                       62,282,852      623,539                   62,906,391
Deductions from net assets attributable to:
  Distributions to participants                (23,057,400)  (1,984,248)    $(384,949)   (25,426,597)
  Forfeitures                                      (65,852)                                  (65,852)
  Administrative costs                                           (3,361)                      (3,361)
  Transfers to other plans                          (8,617)                   (46,389)       (55,006)
    Total deductions                           (23,131,869)  (1,987,609)     (431,338)   (25,550,816)
Net increase (decrease) prior to interfund      39,150,983   (1,364,070)     (431,338)    37,355,575
  transfers
Transfers between funds:
  Transfers between investment funds            (2,581,421)   2,581,421                            0
  Loans to participants                         (8,324,519)     (17,316)    8,341,835              0
  Loan repayments                                5,047,049                 (5,047,049)             0
    Total transfers between funds               (5,858,891)   2,564,105     3,294,786              0
Net increase in net assets available for        33,292,092    1,200,035     2,863,448     37,355,575
  benefits
Net assets available for benefits:
  Beginning of year                            215,087,379    9,268,777    11,364,940    235,721,096
End of year                                   $248,379,471  $10,468,812   $14,228,388   $273,076,671

   The accompanying notes are an integral part of these financial statements.

                  JAMES RIVER CORPORATION OF VIRGINIA
                          STOCK PURCHASE PLAN
                     NOTES TO FINANCIAL STATEMENTS


1.  Description of the Plan:
    (a)  General
         The   following   description  of  the  James  River  Corporation of
         Virginia   ("James   River,"  the  "Company," or the "Employer")
         Stock Purchase Plan (the "Plan") provides only general information on the Plan in effect as of December 31, 1993.
         Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a stock purchase plan for employees of James River and its
         domestic   subsidiaries  who  have  30  days  of  service,   are   age
         eighteen   or   older,   and  elect  to  participate   in   the   Plan
         ("Participant").    The  Plan  is  subject  to   the   provisions   of
         the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
    (b)  Contributions
         Participants may elect to contribute, through payroll deductions, from 1% to 10% of their earnings to purchase James River common stock, $.10 par value ("Common Stock"). Participants may elect to make contributions to the Plan (i) on a non-tax-deferred basis, (ii) in the form of salary reduction contributions, or (iii) under a combination of both methods. Salary reduction contributions meet the requirements of Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

         The   Company   contributes  an  amount   equal   to   the   following
         matching percentages on behalf of each Participant:

    Total Participant's Non-Tax-Deferred  Company Contributions as a Percentage
     and Salary Reduction Contributions       of Participant's Contributions
      as a Percentage of Compensation     Non-Tax-Deferred     Salary Reduction
               1% of Compensation               100%                110%
               2% of Compensation                65%                 75%
            3% to 6% of Compensation             50%                 60%

          The  Company makes no matching contribution with  respect  to the portion of a Participant's non-tax-deferred and salary reduction contributions that, in the aggregate, exceeds 6% of the Participant's compensation. The Participant designates which portion of his contribution is a non-tax-deferred
          contribution   and  which  portion  is  a  salary   reduction
          contribution.
     (c)  Vesting
          Each Participant is fully vested in his salary reduction, non-tax-deferred, and rollover contributions at all times, as well as in Company matching contributions made with respect to a Participant's salary reduction contributions. Company matching contributions made with respect to non-tax-deferred contributions vest after a Participant has made contributions for 24 months and thereafter are fully vested at all times. Dividends and any other earnings of the James River Common Stock Investment Fund allocated to a Participant vest at the same time as the underlying shares of Common Stock.
     (d)  Investment Options
          A Participant who reaches age 59-1/2 may elect to transfer all or part (in 10% increments) of his vested interest in the Plan from the James River Common Stock Investment Fund to the Fixed Income Investment Fund. Earnings of the Fixed Income Investment Fund are allocated to all Participants with accounts in this fund.

          Participants may transfer certain assets previously held under another tax-qualified plan into the Plan. Such assets are held in either a salary reduction rollover account, non-tax-deferred rollover account, or employer contribution rollover account as defined in the Plan. Participants may also elect to have certain distributions transferred out of the Plan and paid directly to an eligible tax-qualified plan.
     (e)  Participant Loans
          Participants are permitted to borrow from the Plan amounts up to one-half of the Participants' vested interest, subject to a minimum of $1,000 and a maximum of $50,000. For accounting purposes, Plan assets attributable to a Participant's individual account will be liquidated to provide the funds to be loaned (see Note 2(e)). Loans are repayable over a period of up to five years, except for loans to purchase a primary residence, which may be repaid over a period of up to ten years. Loans bear interest at the prime rate in effect on the first day of the month in which the loan application is received, and all interest paid by a Participant is credited to his account. Principal and interest payments on loans are allocated to the James River Common Stock Investment Fund. As of December 31, 1993, there were 3,926 Participants with outstanding loans.
     (f)  Distributions
          Distributions are recorded when paid. With limited exceptions, withdrawals may be made as of the end of any month from a Participant's account attributable to non-tax-deferred contributions, non-tax-deferred rollover contributions, and the vested portion of the Company matching contributions with respect thereto. Such withdrawals are payable in whole shares of Common Stock, with the value of fractional shares paid in cash, or entirely in cash. Prior to July 1, 1984, Participants were permitted to borrow funds from the Company based on their participation in the Plan. A Participant's withdrawal or partial withdrawal from the Plan will cause the pre-1984 Company loan or a pro-rata portion of the loan to become due and payable. Such loans are not assets of the Plan.

          A participant who reaches age 59-1/2 may elect a one-time withdrawal including salary reduction contributions and the
          matching    contributions   made   with   respect    thereto.
          Participants who have not attained age 59-1/2 can only access these contributions in the event of financial hardship.

          A Participant who separates from employment is generally entitled to a full distribution. In certain circumstances, a Participant may defer distribution to a later date.
     (g)  Anti-Discrimination Requirements
          The Plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in
          Section 401(k) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, the provisions of the Plan require that a refund of employee contributions be made to highly compensated employees within two and one-half months after the close of the Plan year (see
          Note 8(a)). Refunds made during the Plan year ended December 31, 1993 have been reflected as a reduction of contributions and deposits on the statement of changes in net assets available for benefits, with fund information.
     (h)  Number of Participants
          There were 22,259 and 23,317 Participants in the Plan as of December 31, 1993 and 1992, respectively. The number of Participants investing in each of the Plan's funds as of those dates was as follows (Participants may be included in more than one fund, as applicable):
                                                   1993      1992
          James  River Common Stock  Investment    22,259    23,110
          Fund
          Fixed Income Investment Fund                394       406
     (i)  Transfers to Other Plans
          These amounts represent account balances transferred to other plans on behalf of employees of a facility sold by James River during 1993.

2.  Summary of Significant Accounting Policies:
     (a)  Basis of Accounting
          The financial statements of the Plan are prepared under the accrual method of accounting.
     (b)  Cash Equivalents
          All  deposits  of  contributions to the  Plan  are  initially invested in an interest-bearing account pending their investment in Common Stock. Interest earned on such investments is credited to the individual Participant's accounts. Cash equivalents are stated at cost which approximates market value.
     (c)  Investment Valuation
          The investment in Common Stock is stated at market value, based on the closing price of the Common Stock on the New York Stock Exchange Composite Tape on the last trading day of the period. The number of shares of Common Stock held by the Plan was 12,747,291 and 11,687,988 on December 31, 1993 and
          1992, respectively. The closing market price per share of the Common Stock was $19.25 and $18.50 on December 31, 1993 and 1992, respectively.

          Prior to July 1, 1990, contributions to the Fixed Income Investment Fund of the Plan were invested in flexible deposit guaranteed investment contracts. As of December 31, 1993, these assets were maintained in the Pan American Life
          Insurance Company guaranteed interest contract deposit agreement (the "Pan American Contract"). This agreement guarantees an interest rate of 8.9% until July 1, 1994, at which time all assets will be rolled into the T. Rowe Price Managed GIC Common Trust Fund (the "T. Rowe Price Contract") by the Plan.

          Since July 1, 1990, all contributions to the Fixed Income Investment Fund have been invested in the T. Rowe Price Contract. This investment contract earns interest based on the average interest rate of a managed pool of guaranteed investment contracts of various insurance companies. There is no specified termination date of this contract; however, a total Plan withdrawal from this investment contract requires a 12-month waiting period before a complete distribution of funds may occur.

          The Pan American Contract is reported at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals. The T. Rowe Price Contract is reported at fair value. The fair value of the Plan's investment in the T. Rowe Price Contract is determined by T. Rowe Price, based on the fair values of the underlying assets of the fund. Fair value, as reported by T. Rowe Price, after considering the overall strength of the contract issuers, the nature and duration of restrictions on participating trust withdrawals, and comparative yields, is a reasonable approximation of contract value.

          Loans receivable from Participants are valued at the balance of amounts due from Participants, plus accrued interest thereon, which approximates fair value.

          As of December 31, 1993, the assets of the plan were held under an Agreement of Trust with NationsBank of Virginia, N.A., Richmond, Virginia (the "Trustee"). Hewitt Associates, Atlanta, Georgia, serves as recordkeeper for the Plan.
     (d)  Security Transactions and Related Investment Income
          Security transactions are accounted for as of the trade date, and dividend income is recorded as of the dividend record date. The cost of securities sold is determined on an average-cost basis.
     (e)  Realized Gains (Losses) on Common Stock
          When a Participant (i) borrows funds, (ii) makes a transfer between funds, or (iii) receives a distribution from his account, current cash contributions to the Plan are used to provide the funds to be distributed or transferred. For accounting purposes, the historical cost basis of shares which would have been sold by the Plan to provide funds for the borrowing, transfer, or distribution is deducted from the account of that Participant, and the value of such shares is reallocated to the current Participants' contributions. Accordingly, the Plan realizes a gain or loss for the difference between the historical cost basis of shares which would have been sold and the fair value of such shares on the distribution date.
     (f)  Contributions and Deposits
          Employee contributions are recorded as of the date the contributions are withheld from employees' compensation. Employer contributions are based on amounts withheld from participating employees' wages and are therefore recorded as of the date the employees' contributions are withheld. Funds are transferred to the Trustee promptly after the date withheld for employee contributions and once a week for employer contributions.
     (g)  Withdrawals and Forfeitures
          Withdrawals from the Plan by Participants are presented at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Forfeitures of the non-vested portion of the Company's matching contributions are applied to offset current contributions required to be made by the Employer.
     (h) Net Appreciation in Fair Value of Investment in Common Stock Net appreciation in the fair value of the investment in Common Stock consists of (i) unrealized appreciation or depreciation of investments held by the Plan, (ii) realized gains or losses on the sale of Common Stock (see Note 2(e)), and (iii) unrealized appreciation or depreciation of investments distributed to Participants.
     (i)  Reclassifications
          Certain amounts in the prior year's financial statements have been reclassified to conform to the current year's presentation.

3.  Plan Termination:
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.  Reconciliation of Financial Statements to Form 5500:
     Beginning in 1993, the Plan changed its method of accounting for distributions that have been processed and approved for payment prior to December 31, 1993, but not yet paid as of that date. In accordance with authoritative literature, such distributions, which were not material, have been excluded in the determination of net assets available for benefits and distributions to Participants.

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 filed for the Plan:
                                                     December 31, 1993
     Net  assets  available  for benefits per
       the financial  statements                      $273,076,671
     Amounts allocated to withdrawing Participants      (4,636,814)
       Net assets available for benefits per
         the Form 5500                                $268,439,857

     The following is a reconciliation of distributions to Participants per the financial statements to the Form 5500 filed for the Plan:
                                                         Year Ended
                                                     December 31, 1993
     Distributions  to  Participants per
       the  financial  statements                      $25,426,597
     Amounts allocated to withdrawing Participants
       as of December 31, 1993                           4,636,814
         Distributions to Participants per
           the Form 5500                               $30,063,411

5.  Tax Status:
     The Internal Revenue Service has issued a favorable determination letter with respect to the qualification of the Plan under Section 401(a) of the Internal Revenue Code. The Plan has been amended after receipt of the determination letter. The Plan administrator and the Plan's tax counsel believe that the Plan is designed to comply with the applicable requirements of the Internal Revenue Code.

6.  Administration Expenses:
     Substantially all expenses of administering the Plan are borne by James River, and no charge is made to the Plan with respect thereto. Administrative expenses related to the Pan American and the T. Rowe Price contracts are paid by the Plan.

7.  Concentration of Credit Risk:
     Financial instruments which potentially subject the Plan to concentrations of credit risk consist of temporary cash investments held by the Trustee in excess of the Federal Deposit Insurance Corporation insurance limit; the Pan American Contract; and the T. Rowe Price Contract. The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

8.  Subsequent Events:
     (a)  Refund  of  Contributions  Related  To  Highly  Compensated
            Employees
          In  order  to  meet the anti-discrimination test pursuant  to
          Section 401(k) of the Internal Revenue Code, a refund of $249,265 of employee contributions was made to highly compensated employees during 1994 with respect to the 1993 Plan year in accordance with Plan provisions.
     (b)  Amendment and Restatement of the Plan
          Subsequent to December 31, 1993, the Plan was amended and restated effective July 1, 1994. The name of the Plan was changed to the James River Corporation of Virginia StockPlus Investment Plan (the "StockPlus Plan"). The Company has appointed The Bank of New York to serve as trustee and Wyatt Asset Services, Inc. to serve as recordkeeper for the StockPlus Plan.

          Employees  who  are  eligible  to  participate  in  the  Plan
          immediately   before  July  1,  1994  will  be  eligible   to
          participate  in  the  StockPlus Plan.   Participants  in  the
          StockPlus Plan may elect to contribute from 1% to 10% of their compensation to the StockPlus Plan through payroll deductions; all contributions will be made as before-tax contributions under Section 401(k) of the Internal Revenue
          Code.    Contributions will be invested by The  Bank  of  New
          York into investment funds, as discussed below, at the direction of the Participant. Before-tax contributions made by Participants who have not reached age 57 must be invested in the James River Stock Fund, as hereinafter defined, in order to receive matching contributions from the Company pursuant to the following schedule:
               Participant Contribution        Company Contribution
                   as a  Percentage             as a Percentage of
                   of Compensation       Participant's Total Contribution
                          1%                          120%
                          2%                          100%
                          3%                           90%
                          4%                           80%
                          5%                           70%
                          6%                           60%
          The Company will make no matching contributions with respect to the portion of a Participant's contributions that exceeds 6% of the Participant's compensation.

          The following investment funds have been established for the investment of StockPlus Plan assets: (i) an investment fund consisting primarily of Common Stock (the "James River Stock Fund"), (ii) the Fidelity Balanced Fund, (iii) the IDS New Dimensions Fund, (iv) the Stagecoach Inc. S&P 500 Stock Fund,
          (v) the Pierpont Bond Fund, and (vi) the Pierpont Money Market Fund. In addition, the T. Rowe Price Fixed Income Fund, which was maintained under the Plan, will continue until July 1995. Participants have the right to direct the investment of certain of their StockPlus Plan accounts and contributions into any of the available investment funds, as described below.

          A Participant who has not attained age 57 may elect to invest in any of the available investment funds the Participant's before-tax contributions made on or after July 1, 1994 that are not matched by Company contributions. Before-tax contributions of up to 6% of a Participant's compensation that are made on or after July 1, 1994 and that are invested in the James River Stock Fund will be matched. These contributions must remain in that fund until the earlier of
          (i) the date on which they have been held in the StockPlus Plan for 24 months or (ii) the date on which the Participant attains age 57. Matching contributions that are made on or after July 1, 1994 will be invested in the James River Stock Fund and must remain in that fund until the Participant attains age 57. Subject to certain exceptions, contributions made to the Plan before July 1, 1994 must remain invested in the James River Stock Fund until the Participant attains age 57.

          Participants who have attained age 57 may direct the investment of all their contributions and accounts, including matching contributions, into any of the StockPlus Plan's available investment funds.

          Participants will be permitted to borrow from the StockPlus Plan under provisions which are similar to the loan provisions of the Plan. The minimum loan amount is $1,000, and the maximum loan amount is the lesser of $50,000 or one-half of a Participant's balance. Interest will be charged on loans at the prime rate in effect on the first day of the month in which the loan application is received plus 1%.

          Effective July 1, 1994, all Participants are 100% vested in their StockPlus Plan accounts. A Participant may request a non-hardship withdrawal of his accounts attributable to after-
          tax  contributions,   after-tax matching  contributions,  and
          rollover account. Withdrawals may only be made from a Participant's other accounts in the event of financial hardship, unless the Participant has reached age 59-1/2, in
          which  case   a  one-time  withdrawal  may  be  made   of   a
          Participant's entire account.

          Also effective July 1, 1994, the James River II Salaried Employees Retirement Savings Plan (the "JRII Plan") will be merged into the StockPlus Plan. Contributions to the JRII Plan were frozen in 1986. Persons who have accounts in the JRII Plan immediately before July 1, 1994 are referred to as "Former JR II Employees." A Former JRII Employee may invest in any of the available investment funds the portion of his before-tax and after-tax contributions that is attributable to assets transferred from the JRII Plan. Subject to certain exceptions, other accounts transferred from the JRII Plan shall be invested according to the rules in effect for contributions made to the JRII Plan before July 1, 1994. The Executive Life Insurance Company Fixed Income Fund, which was maintained under the JRII Plan, is considered a frozen investment fund, and no amounts may be contributed to or transferred to that investment fund. No transfers, loans, withdrawals, or distributions may be made from the Executive Life Insurance Company Fixed Income Fund.

        JAMES RIVER CORPORATION OF VIRGINIA STOCK PURCHASE PLAN
    ITEM 27(a)  -  SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           December 31, 1993

Identity of Issue   Description of Investment     Cost         Current
                                                                Value

James River         12,747,291 shares          $294,141,761  $245,385,352
Corporation of
Virginia Common
Stock, $.10 par
value

T. Rowe Price       Managed GIC Common Trust      7,499,531     7,499,531
                    Fund; interest rate --
                    average of managed pool;
                    maturity date -- no
                    specific date

Pan American Life   Guaranteed interest           1,795,247     1,795,247
Insurance Company   contract deposit
                    agreement; interest rate
                    -- 8.9%; maturity date --
                    July 1, 1994

Participant loans   Interest rate -- 6% to               --    14,293,288
                    11.5%; various maturity
                    dates


             JAMES RIVER CORPORATION OF VIRGINIA STOCK PURCHASE PLAN
               ITEM 27(d)  -  SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1993

  Identity of Party                                           Expense
Involved/Description                            Number of     Incurred
      of Asset          Purchase     Selling   Transactions     with       Cost      Net Gain
                         Price        Price                 Transactions              (Loss)
James River           $42,527,735           --      42        $107,545   $42,527,735    --
Corporation of
Virginia Common Stock

Nations Prime          44,684,558           --      73              --    44,684,558    --
Portfolio Trust A
Shares

Nations Prime                  --  $44,469,232      72              --    44,469,232    --
Portfolio Trust A
Shares

EXHIBITS TO ANNUAL REPORT ON FORM 11-K
The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.

Exhibit
Number                             Description
4(a) James River Corporation of Virginia Stock Purchase Plan, amended and restated effective as of January 1, 1987 (incorporated by reference to Exhibit 4 to James River's Registration Statement on Form S-8 (File No. 33-12778), dated March 20, 1987).
4(b) Amendment to the James River Corporation of Virginia Stock Purchase Plan, dated October 9, 1987 (incorporated by reference to Exhibit 4(b) to the James River Corporation of Virginia Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1987).
4(c) Amendments to the James River Corporation of Virginia Stock Purchase Plan, dated August 1, 1988, December 1, 1988, and December 19, 1988 (incorporated by reference to Exhibits 4(c), 4(d), and 4(e), respectively, to the James River Corporation of Virginia Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1988).
4(d) Amendment to the James River Corporation of Virginia Stock Purchase Plan, dated November 15, 1989 (incorporated by reference to Exhibit 4(b) to the James River Corporation of Virginia Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1989).
4(e) Amendment to the James River Corporation of Virginia Stock Purchase Plan, dated April 1, 1990 (incorporated by reference to Exhibit 4(b) to the James River Corporation of Virginia Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1990).
4(f) Amendment to the James River Corporation of Virginia Stock Purchase Plan, dated June 15, 1991 (incorporated by reference to Exhibit 4(f) to the James River Corporation of Virginia Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1991).
4(g) Amendments to the James River Corporation of Virginia Stock Purchase Plan, dated January 4, 1993 and July 1, 1993 (incorporated by reference to Exhibits 4(g) and 4(h), respectively, to the James River Corporation of Virginia Stock Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1992).
4(h) James River Corporation of Virginia StockPlus Investment Plan, amended and restated effective July 1, 1994 -- filed herewith.
23        Consent of Independent Accountants -- filed herewith.

                              SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                            JAMES RIVER CORPORATION OF VIRGINIA
                            STOCK PURCHASE PLAN

June 20, 1994               /s/Michael J. Allan
                            Committee Member - Michael J. Allan


June 20, 1994               /s/Joseph L. Fischer
                            Committee Member - Joseph L. Fischer


June 20, 1994               /s/Daniel J. Girvan
                            Committee Member - Daniel J. Girvan


June 19, 1994               /s/Stephen E. Hare
                            Committee Member - Stephen E. Hare


June 19, 1994               /s/Joseph T. Piemont
                            Committee Member - Joseph T. Piemont


June 20, 1994               /s/Robert C. Williams
                            Committee Member (Chairman) - Robert C. Williams